UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

FEI COMPANY
(Exact name of registrant as specified in its charter)

Oregon	000-22780	93-0621989
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5350 NE Dawson Creek Drive, Hillsboro, Oregon		97124-5793
(Address of principal executive offices)		(Zip Code)

Scott Huber, Senior Legal Specialist, 503-276-7500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Description of Reasonable Country of Origin Inquiry
FEI Company (also referred to as "FEI," the "Company," "we," or "our") has designed and implemented a Conflict Minerals compliance plan that will enable compliance with Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule"). Companies are required to conduct, in good faith, a reasonable country of origin inquiry ("RCOI") regarding conflict minerals that are necessary to the production or functionality of their manufactured products. In order to achieve these goals we have undertaken the following steps:

1.	Conflict Minerals Policy
As of May 13, 2014, FEI adopted a Conflict Minerals Policy (“Policy”) as described below. The Policy acknowledges our responsibility for conflict minerals reporting under the Rule, and is intended to, among other things, define and communicate the following expectations with our suppliers:

•	Suppliers are required to assist the Company in the RCOI process; and

•	Suppliers are required to identify and communicate pertinent data for Conflict Minerals supplied to the Company.
We identified, through the risk-based approach described under the Description of Reasonable Country of Origin Inquiry section of this Specialized Disclosure Report, the suppliers with a high likelihood of providing FEI with conflict minerals, and have provided to them a copy of the Policy.
The Policy is publicly available at http://investor.fei.com/governance.cfm.

2.	Risk Assessment and Risk Mitigation
The design of the Conflict Minerals compliance plan required all products and suppliers to be assessed in order to identify to what extent Conflict Minerals were used in our products and the likelihood that those Conflict Minerals may have originated in the Democratic Republic of the Congo or adjoining countries (collectively, "Covered Countries").
The procedures performed involved reviewing technical engineering schematics and bills of material to determine which of the Company's products, and the assemblies, sub-assemblies and components that comprise those products ("products"), were affected.
Due to the size and complexity of our supply chain, only those significant suppliers that were assessed as having a high likelihood of supplying products that include conflict minerals were targeted for a RCOI. Those suppliers accounted for over 90% of our material expenditures in 2014.

3.	Reasonable Country of Origin Inquiry Methodology
In 2014, we joined the Conflict Free Sourcing Initiative (“CFSI”), a joint initiative of over 180 participating companies from seven different industries, created by the Electronic Industry Citizenship Coalition® (“EICC”) and The Global e-Sustainability Initiative (“GeSI”).
The suppliers identified were sent RCOI requests in the form of the EICC-GeSI Conflict Minerals Reporting Template ("CMRT"). We intend to use the EICC-GeSI Conflict Minerals Reporting Template in all subsequent RCOI requests.
All responses were reviewed for reasonableness and follow-up discussions were held as necessary.
Results of the Reasonable Country of Origin Inquiry
Based on the procedures previously described, we received the following results from our RCOI requests:

Initial Assessment and Survey
Total number of Company suppliers	871
Suppliers in scope of Conflict Minerals requirements	88
Suppliers surveyed	88
Responses received	87

Approximately 10% of our suppliers were designated as being in scope of FEI's Conflict Minerals compliance plan.
Supplier Responses
The suppliers that responded provided 893 refiner or smelter names for the facilities used to process the Conflict Minerals.

Results of RCOI
Response rate to Conflict Minerals requests	99%
Responses using CMRT	76%
Responses containing smelter information	65%
Number of smelters from Covered Countries	1
For the 618 smelters that were unable to provide qualitative correct conflict minerals source information as part of the initial RCOI, we undertake additional due diligence designed in accordance with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold and for tin, tantalum and tungsten.
Conclusion Based on Reasonable Country of Origin Inquiry
FEI has concluded in good faith that during 2014:

a)	FEI has manufactured and contracted to manufacture products as to which Conflict Minerals are necessary to the functionality or production of our products.

b)
FEI knows or has reason to believe, based on the RCOI, that a portion of its necessary Conflict Minerals originated or may have originated in the Covered Countries and knows or has reason to believe that those necessary conflict materials may not be solely from recycled or scrap sources.

Item 1.02 Exhibit
A copy of the FEI Company Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at http://investor.fei.com/governance.cfm.
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FEI Company
(Registrant)

/s/ ANTHONY L. TRUNZO	May 22, 2015
Anthony L. Trunzo	(Date)
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)